FOR IMMEDIATE RELEASE               CONTACT: Dirk Vande Beek
(January 27, 2000)                           Public Relations
                                             Halliburton Company
                                             (713) 676-8097

                                             Guy Marcus
                                             Vice President - Investor Relations
                                             Halliburton Company
                                             (214) 978-2691


         HALLIBURTON REACHES CONCLUSION ON PRICING, EXECUTION PLAN AND
           DELIVERY SCHEDULE FOR $2.5 BILLION BARRACUDA AND CARATINGA
                          DEVELOPMENTS OFFSHORE BRAZIL

DALLAS, Texas - Halliburton Company (NYSE: HAL) has reached an advanced stage towards a conclusion with Barracuda & Caratinga Development Corporation (BCDC) for the development of both the Barracuda and the Caratinga offshore fields in Brazil. The discussions have resulted in a satisfactory price for BCDC and an agreed execution plan and delivery schedule. Detail discussions are on going with final contract negotiations scheduled to be completed in late February, with a late March contract signing, subject to the completion of financing for the project. The contract is valued at more than $2.5 billion and will be performed by both Brown & Root Energy Services (BRES) and Halliburton Energy Services (HES) business units.
         The work will be on a full engineering, procurement, installation and construction (EPIC) basis, including construction of 51 wells, fabrication and installation of flowlines and risers, construction and installation of two floating, production, storage, and offloading vessels (FPSOs), and the commissioning, start-up and operations support for both fields. Each of the FPSOs has a storage capacity of 2 million barrels. In addition, each FPSO has production capabilities of 150,000 barrels per day. The drill rigs and certain drilling management will be provided by Petrobras EP as part of the contract scope.
                                    - more -

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BARRACUDA\2

         "We are excited to move forward with this integrated project which continues Halliburton's leadership in deepwater development. We believe this will be the largest offshore EPIC project ever awarded to a single contractor," said Dave Lesar, president and chief operating officer, Halliburton Company.
         The Barracuda and Caratinga Fields are in the Campos Basin, offshore Brazil, in 785 and 1035 meters of water respectively. A minimum of 40 percent of the value of the FPSOs' work will be performed in Brazil.
         Halliburton Energy Services provides products, services, and integrated solutions for oil and gas exploration, development, and production. Capabilities range from the initial evaluation of producing formations to drilling, completion, production enhancement, and well maintenance - for a single well or entire field. With over 300 service centers in more than 90 countries, Halliburton possesses the global perspective that is increasingly important for energy exploration and production.
         Brown & Root Energy Services supplies engineering, construction, operations and maintenance services to the upstream oil and gas industry worldwide. Its primary role is the engineering, project management, construction and operation of the facilities that are utilized for the production and transportation of crude oil and natural gas. Brown & Root Energy Services is a business unit of Halliburton Company, headquartered in Dallas, Texas.
         Founded in 1919, Halliburton Company is the world's leading diversified energy services, engineering, energy equipment, construction and maintenance companies. In 1998, Halliburton's consolidated revenues were $17.4 billion and it conducted business with a workforce of approximately 100,000 in more than 120 countries. The Company's World Wide Web site can be accessed at http://www.halliburton.com.
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